Exhibit 99.34

ImmunoPrecise Announces Record Quarterly Revenue and Significantly Expands Gross Margins

VICTORIA, Dec. 17, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) announces today that it has released its financial results for the second quarter ended October 31, 2019. The financial statements and related management’s discussion and analysis (“MD&A”) can be viewed on SEDAR at www.sedar.com.

Financial Highlights:

Revenue. During the three months ended October 31, 2019, the company generated revenues of $3,162,365, compared to revenues of $2,716,791 in the 2018 fiscal period. This represents a 16% rise in revenue for the three-month period. The increasing revenue trend is due to growth in both the volume of contracts as well as an increase in the financial value of individual client programs resulting in a larger average value per program. Revenue outlook is positive for third quarter.

Gross Margin. During the three months ended October 31, 2019, the Company achieved a gross profit of $2,490,015 compared to $1,401,725 in the 2018 fiscal period. Gross profit increased by 78% over the same period last year. In percentage terms, the Company’s gross profit increased to 79% from 52% in 2018. The higher gross profit in 2019 was mostly attributable to the Company investing heavily in research and development initiatives, broadening the breadth and value of its intellectual property in both therapeutic oncology assets as well as advanced technologies in the discovery and analysis of human antibody sequences. Gross profit was positivity affected by an increase in the average value per program.

Net Loss. During the three months ended October 31, 2019, the Company recorded a net loss of $1,363,545 compared to net loss of $1,485,732 for the three months ended October 31, 2018. The net loss decreased in 2019 due to $1,088,290 higher gross profit and lower advertising and consulting expense, offset by higher non-cash expenses including amortization of acquired companies’ intangible assets, depreciation of leased assets as a result of implementing IFRS 16, Leases, and higher office expenses.

Non-IFRS Measures*. Non-IFRS Adjusted EBITDA was ($63,418) in the second quarter of 2019 compared to ($744,054) in the second quarter of 2018. The reduction in loss is due primarily to non-cash expenses reconciling IFRS Net Loss to Adjusted EBITDA. The reduction in EBITDA Loss for the quarter is due to higher gross profit ($1,088,290) offset by higher Adjusted Operating Expenses ($407,654) primarily due to the Company’s investment in research and development and information technology.

Reflecting on the calendar year of 2019, Dr. Jennifer Bath, CEO and President, added, “During 2019 we won an increased number of large pharma clients requiring more comprehensive therapeutic discovery and development outsourcing. These wins have been a core priority for ImmunoPrecise as we grow, which required substantive, strategic investments in our global infrastructure to attract, win and retain large pharma. Onboarding of these programs differs from our pipeline to date in terms of timing and workflow management. While it is a significant positive that we are winning larger programs, we have been cognizant that short-term revenue recognition can be affected by the timing of project activity. We have worked diligently to ensure that these are coupled with renewing, smaller projects to attain business continuity, thoughtful space and equipment utilization and therefore greater profitability going into 2020.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select™ progressive, single-cell interrogation technology and the DeepDisplay™ custom phage libraries, as well as the Abthena™ bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter timeframe, with the highest probability of succeeding to clinical trials. ImmunoPrecise’s discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

*Non-IFRS Financial Measure

Readers are cautioned that “Adjusted EBITDA” is a measure not recognized under IFRS. Adjusted EBITDA is defined as earnings before interest income, taxes, depreciation and amortization, share-based compensation, restructuring costs, impairment charges and other non-recurring gains or losses. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that “Adjusted EBITDA” is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 09:08e 17-DEC-19